

May 22, 2024

Granger Whitelaw
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street, 16-079
New York, NY 10004

> **Re: GoLogiq, Inc.**
> **Form 10-K and Forms 10-K/A for the Fiscal Year Ended December 31, 2022**
> **Response dated May 10, 2024**
> **File No. 333-231286**

Dear Granger Whitelaw:

We have reviewed your May 10, 2024 response and your amended Form 10-K and have the following comment.

Please respond to this letter within ten business days by amending the requested filings or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your amendments and response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2024 letter.

Amendment No. 2 of Form 10-K for the Year Ended December 31, 2022

Explanatory Note

1. We note your revised disclosures regarding the restatement of the financial statements in the forepart of the filing. Please file an amended Form 10-K/A with the full Item 8 of Form 10-K requirements, which includes a full set of financial statements and all footnote disclosures and ensure you include the revised restatement footnote. In addition, you should file amended Forms 10-Q for the impacted quarterly periods to provide similarly revised disclosures. The amended quarterly filings should be consistent with the periods identified the Item 4.02 Form 8-K filed February 9, 2024 and Form 8-K/A filed February 16, 2024.

Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Kline